UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Compass Minerals International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

20451N 10 1

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20451N 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YBR Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,692 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,792,692 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,692 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YBR Netherlands I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 215,009 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 215,009 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,009 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YBR Netherlands II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 215,009 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 215,009 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,009 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,692 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,792,692 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,692 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,692 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,792,692 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,692 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,692 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,792,692 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,692 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,692 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,792,692 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,692 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,692 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,792,692 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,692 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,692 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,792,692 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,692 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,692 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,792,692 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,692 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 supplements and amends the Schedule 13D filed on December 23, 2003, by (i) YBR Holdings, LLC, a Delaware limited liability company (“Holdings”), (ii) YBR Netherlands I, L.P., a Delaware limited partnership (“YBR I”), (iii) YBR Netherlands II, L.P., a Delaware limited partnership (“YBR II”), (iv) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (v) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (vi) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (vii) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (viii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V,” and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the “Funds”), (ix) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (x) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”), relating to the shares of common stock, par value $.01 (the “Common Stock”), of Compass Minerals International, Inc. (“Compass” or the “Issuer”).  Holdings, YBR I, YBR II, the Funds, Management and Advisors V are referred to collectively as the “Reporting Persons.”

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on December 23, 2003.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer
Item 2.	Identity and Background
Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On July 14, 2004, Holdings, YBR I and YBR II sold an aggregate of 6,669,372 shares of Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-1 (File No. 333-116254) filed by the Issuer with the Securities and Exchange Commission on June 8, 2004, as amended on June 29, 2004, July 8, 2004 and July 9, 2004 (as amended, the “Registration Statement”).  Following such sale, the Reporting Persons will beneficially own an aggregate of 4,792,692 shares of Common Stock, which represents approximately 15.8% of the outstanding Common Stock of the Issuer, or approximately 12.5% if the underwriters exercise their over-allotment option in full to purchase up to an additional 1,019,188 shares in the aggregate from Holding YBR I and YBR II.

The shares of Common Stock shown as beneficially owned by Holdings include the shares of Common Stock shown as beneficially owned by YBR I and YBR II.  The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock shown as beneficially owned by Holdings, who may be viewed to be controlled by the Funds as a group.  The shares of Common Stock shown as beneficially owned by Management and Advisors V include the shares of Common Stock shown as beneficially owned by Holdings and each of the Funds.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, each of the Funds and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, each of the

Funds and Advisors V.  The Funds, Management, Advisors V, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by Holdings, YBR I and YBR II and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)  See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 30,286,969 outstanding shares of Common Stock of the Issuer, as reported by the Issuer on June 8, 2004 in the Registration Statement.

(b) See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d) None.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

On July 8, 2004, Holdings, YBR I and YBR II entered into an Underwriting Agreement with Goldman, Sachs & Co. and Credit Suisse First Boston as representatives of the underwriters as named in Schedule I thereto (collectively, the “Underwriters”), the other selling stockholders named in Schedule II thereto (together with Holdings, YBR I and YBR II, the “Selling Stockholders”) and the Issuer for the sale by the Selling Stockholders of an aggregate of 7,241,082 shares of Common Stock, and, at the election of the Underwriters, up to 1,086,162 additional shares to cover over-allotments (the “Over-Allotment Shares”).  Closing of the sale occurred on July 14, 2004.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:                Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (File No. 333-116254), as filed by the Issuer on June 8, 2004, as amended on June 29, 2004, July 8, 2004 and July 9, 2004.

Signature

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	July 14, 2004	YBR HOLDINGS, LLC

		BY:	APOLLO MANAGEMENT V, L.P. as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Scott M. Kleinman
Scott M. Kleinman
Vice President

Date:	July 14, 2004	YBR NETHERLANDS I, L.P.

		BY:	YBR HOLDINGS, LLC
Its General Partner

			By:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Scott M. Kleinman
Scott M. Kleinman
Vice President

Date:	July 14, 2004	YBR NETHERLANDS II, L.P.

		BY:	YBR HOLDINGS, LLC
Its General Partner

			By:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

					By:	/s/ Scott M. Kleinman
Scott M. Kleinman
Vice President

Date:	July 14, 2004	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 14, 2004	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 14, 2004	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 14, 2004	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 14, 2004	APOLLO GERMAN PARTNERS V GmbH & CO. KG

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 14, 2004	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 14, 2004	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President